
Restore the Magic
Trian Partners

March 4, 2024

Vote for Change at The Walt Disney Company

Disney, the world's most advantaged entertainment company, should have a winning hand in today's evolving consumer entertainment landscape.

Instead, **Disney has lost its way over the past decade.** Shareholders have suffered greatly, losing tens of billions of dollars in value. We believe the root cause of Disney's underperformance is a Board that lacks focus, alignment, and accountability. Trian's Nominees, Nelson Peltz and Jay Rasulo, want to **#RestoreTheMagic**.

View Trian's Presentation

As shareholders, you have a unique opportunity to vote to strengthen Disney's future at this year's annual meeting.

How To Vote

Visit us at

RestoreTheMagic.com

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Restore the Magic | Trian Partners